Ford

NEWS

Contact:        George Pipas
                313-323-9216
                gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.

IMMEDIATE RELEASE
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FORD'S F-SERIES TRUCK POSTS ANOTHER DOUBLE-DIGIT
SALES HIKE; FEBRUARY MAKES SIX MONTHS IN A ROW

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o F-Series' February sales were 66,986 - up 13 percent compared with a year ago.
o Sport utility sales totaled 68,450, up 7 percent and a February record.
o Lincoln, Mercury, Volvo, and Land Rover report higher sales than a year ago.
o Ford's overall February sales were down 2 percent on 11 percent fewer fleet deliveries; retail sales up 1 percent.
o Ford announces second quarter North American production plans.

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DEARBORN, Mich., March. 2 - Ford's F-Series truck did it again: America's perennial best-selling vehicle posted February sales of 66,986, up 13 percent compared with a year ago. February was the sixth month in a row F-Series achieved a double-digit sales increase - a streak coinciding with the introduction of the all-new F-150.

"F-Series continues to give us a big lift," said Jim O'Connor, Ford group vice president, North America Marketing, Sales and Service. "Future sales success is buoyed by the fact that intentions to purchase an F-Series truck are at the highest level in over a decade."

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Overall, U.S. customers purchased or leased 261,694 cars and trucks from Ford,
Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in February, down 2 percent compared with a year ago. Sales of trucks (pickups, sport utilities, and vans) were 175,884, up 4 percent. Sales of passenger cars were 85,810, down 14 percent. Overall, sales to individual retail customers were up 1 percent, while sales to fleet customers were down 11 percent, reflecting the company's decision to reduce sales to daily rental customers.

"We're committed to pursuing a product and marketing strategy that will result in stronger retail sales performance," said O'Connor. "Our decision to pull back sales from the daily rental channel adversely affects year-to-year comparisons, but we believe it is the right long-term decision."

Sales of sport utility vehicles were 7 percent higher than a year ago. February sales totaled 68,450 - a new record for the month. Sales for Ford Escape, including the first of the redesigned models, were a record 14,485, up 24 percent. Mercury Mountaineer sales were up 37 percent.

Mercury sales advanced 9 percent and Lincoln sales increased 6 percent as higher retail sales offset double-digit declines in fleet deliveries.

Volvo dealers reported higher sales for the sixteenth month in a row riding the wave created by the award-winning XC90 sport utility and the first of the all-new S40 sedans. The official introduction month for the S40 is March.

Land Rover sales were 2 percent higher than a year ago on the strength of record Range Rover sales and the redesigned Freelander.

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North American Production
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The company plans to build 955,000 vehicles in its North American assembly plants in the second quarter 2004, including 700,000 trucks (up 15,000 units from second quarter 2003) and 255,000 cars (down 68,000 units from a year ago). The increase in truck production primarily reflects higher F-Series production. The decrease in car production primarily reflects the changeovers at Chicago and Dearborn as the company readies for the production launch of the Ford Five Hundred, Mercury Montego, Ford Freestyle and Ford Mustang.

The company plans to build 1,015,000 vehicles in the first quarter of 2004 (305,000 cars and 710,000 trucks). This represents a 15,000-unit reduction from the previously announced plan. The reduction reflects actions already taken to adjust minivan inventories.


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